Exhibit 12.3 - COMPUTATION OF RATIO OF ADJUSTED EBITDA TO INTEREST EXPENSE
                           CONTINENTAL RESOURCES, INC.

                             1997        1998      1999      2000      2001
                             ----        ----      ----      ----      ----
NET INCOME                  26,197    (17,980)     3,920    37,780    11,667

INCOME TAXES                (8,941)        --         --        --        --

INTEREST EXPENSE             4,804     12,248     16,534    15,786    15,141

DD&A                        33,354     38,716     20,385    21,945    33,569

EXPLORATION EXPENSE          6,807      7,106      7,750    13,321    19,927

LITIGATION SETTLEMENT       (7,500)        --         --        --        --

ADJUSTED EBITDA (1)         54,721     40,090     48,589    88,832    80,304

TOTAL ADJUSTED EBITDA TO
INTEREST EXPENSE              11.4        3.3        3.0       5.6       5.3

(1) ADJUSTED EBITDA represents earnings before interest expense, income taxes, depreciation, depletion, amortization and exploration expense, excluding proceeds from litigation settlements. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles ("GAAP"). Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a company's operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company's computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The Company believes that Adjusted EBITDA is a widely followed measure of operating performance and may also be used by investors to measure the Company's ability to meet future debt service requirements, if any.